Exhibit 21.1
DRI Corporation
Subsidiaries

Subsidiary	Jurisdiction of Incorporation
RTI, Inc.	Texas

Digital Recorders, Inc.	North Carolina

TwinVision® of North America, Inc.	North Carolina

DRI-Europa AB	Sweden

Mobitec AB	Sweden

Mobitec GmbH	Germany

Mobitec Brasil Ltda	Brazil

Mobitec Pty Ltd.	Australia

Castmaster Mobitec India Private Limited	India

Mobitec Empreendimientos e Participações Ltda.	Brazil

Mobitec Far East Pte. Ltd.	Singapore